UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Banzai International, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

06682J100
(CUSIP Number)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP No. 06682J100	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
Estate of Roland A. Linteau III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,573,538

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,573,538

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,573,538

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.5% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is based on the 12,594,195 shares of Class A Common Stock (as defined herein) outstanding on December 14, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2023.

CUSIP No. 06682J100	Page 3 of 4 Pages
Item 1(a).	Name of Issuer:

Banzai International, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

435 Ericksen Ave, Suite 250, Bainbridge Island, Washington 98110

Item 2(a).	Name of Person Filing:

Estate of Roland A. Linteau III (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

C/o Justin D. Williams, 7320 Six Forks Road, Suite 100, Raleigh, North Carolina 27615

Item 2(c).	Citizenship:

North Carolina

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

06682J100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 06682J100	Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2023

ESTATE OF ROLAND A. LINTEAU III
	By:	/s/ Sheila Linteau
	Name:	Sheila Linteau
	Title:	Administrator of the Estate of Roland A. Linteau III